UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Perry Ellis International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

288853104

(CUSIP Number)

GEORGE FELDENKREIS

4810 NW 74 Ave

Miami, FL 33166

(305) 499-9789

STEVE WOLOSKY, ESQ.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 9, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON

George Feldenkreis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,644,815*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		122,316
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,644,815*
	10	SHARED DISPOSITIVE POWER

122,316
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,767,131*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%
14	TYPE OF REPORTING PERSON

IN

* Represents (a) 1,580,292 shares of common stock held directly by Mr. Feldenkreis, (b) 57,894 shares of common stock issuable upon the exercise of stock appreciation rights held by Mr. Feldenkreis that are currently exercisable, (c) 3,706 shares of restricted stock held directly by Mr. Feldenkreis, which vest on April 22, 2018, and (d) 2,923 shares of restricted stock held directly by Mr. Feldenkreis, which vest on April 20, 2018. Mr. Feldenkreis has the power to vote but does not have the power to sell, transfer, pledge, or otherwise dispose of the restricted shares until the shares have vested.

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CUSIP NO. 288853104

1	NAME OF REPORTING PERSON

Feldenkreis Family Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		122,316
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

122,316
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

122,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

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CUSIP NO. 288853104

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the “Amendment No. 4”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 9, 2018, Mr. Feldenkreis and Fortress Credit Advisors LLC (“Fortress”) sent a letter to the Issuer reaffirming Mr. Feldenkreis’ offer to acquire the Issuer (the “Proposal”) in a “going private” transaction, with the financial support of Fortress, including at the originally proposed price of $27.50 per share for the outstanding common stock of the Issuer. The Proposal remains subject to certain customary conditions, including (a) completion of due diligence, including financial, legal, accounting and tax diligence, with results satisfactory to Feldenkreis and Fortress in their sole discretion; (b) receipt of financing commitments with respect to the financing necessary to complete this transaction; (c) negotiation of a satisfactory acquisition agreement with customary terms and conditions; (d) reaching an agreement among Fortress and the equity rollover participants with respect to the terms of a shareholders’ agreement; and (e) reaching agreements with the management of the Issuer with respect to their ongoing roles as managers of the Issuer. A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Also on April 9, 2018, Mr. Feldenkreis and the Issuer amended (the “Amendment”) that certain confidentiality agreement entered into on March 14, 2018 to further facilitate discussions and due diligence in connection with the Proposal. The Issuer agreed, pursuant to the Amendment, to (i) extend the nomination deadline for shareholders of the Issuer to submit director nominees for election to the Issuer’s board of directors at the Issuer’s 2018 annual meeting of stockholders (the “Annual Meeting”) until 5:00 p.m. (Eastern time) on April 30, 2018 and (ii) permit Mr. Feldenkreis the right to nominate candidates for election at the Annual Meeting after 11:59 p.m. (Eastern time) on April 26, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Item 4 is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Letter dated April 9, 2018

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CUSIP NO. 288853104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2018

/s/ George Feldenkreis
GEORGE FELDENKREIS

FELDENKREIS FAMILY FOUNDATION, INC.

By:	/s/ George Feldenkreis
	Name:	George Feldenkreis
	Title:	President and Director

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